UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

Avvenire Electric Vehicle International Corp.

Commission File No. 024-12330

Nevada

(State or other jurisdiction of incorporation or organization)

Avvenire Electric Vehicle International Corp.

3172 North Rainbow Boulevard #1254

Las Vegas, NV 89108

Office: (647) 556-3824

Email: aldob@daymak.com

IRS Employer Identification Number: 61-2050909

All correspondence:

Arden Anderson, Esq.

Dodson Robinette PLLC | Crowdfunding Lawyers

1431 E. McKinney St. Suite 130

Denton, TX 76209

(940) 205-5167

EMAIL FOR CORRESPONDENCE: arden@crowdfundinglawyers.net

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of Avvenire Electric Vehicle International Corp. and its subsidiaries (the “Company,” “Avennire,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	changes in economic conditions generally;

●	competition in the electric vehicle market, which may limit our ability to build brand awareness and attract customers;

●	failure to protect our intellectual property;

●	increased operating costs;

●	legal proceedings including product liability claims if any of our products are found to be defective;

●	failure to accurately estimate the supply and demand for our products;

●	failure to raise sufficient capital or generate sufficient revenue to pay for the LEV assets under the purchase agreement; and

●	legislative or regulatory changes impacting our business or our assets.

2

AVVENIRE ELECTRIC VEHICLE INTERNATIONAL CORP.

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2024

3

PART II

Avvenire Electric Vehicle International Corp.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing under Item 3 elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

The Company was formed in Nevada on September 15, 2022, as a corporation under the name Avvenire Electric Vehicle International Corp. The Company is in the business of designing, producing, and launching a suite of innovative on-road and off-road Light Electric Vehicles (LEVs) in North America and in select global markets. The Company aims to be a global leader in the LEV market by developing the next generation lineup of cutting-edge, cost-effective and environmentally sustainable holistic transportation solutions for everyday use.

As of June 30, 2024, the Company had not yet commenced operation. On September 28, 2023, the Company began accepting subscription agreements from investors as part of an approximately $75 million offering under Regulation A Plus.

Operating Results

For the six months ended June 30, 2024

As of June 30, 2024, the Company has not generated any revenue. We do not intend to generate revenues until the end of 2024.

Total expenses

For the six months ended June 30, 2024, the Company incurred expenses in the amount of $101,467 compared to $46,604 for the six months ended June 30, 2023. This is primarily due to an increase in legal and professional fees and in additional organizational costs. The Company expects that expenses for the current year will increase due to an increase in marketing expenses and the anticipated start of sales at the end of the year.

Assets

For the six months ended June 30, 2024, the Company had assets in the amount of $4,617,143 compared to $4,539,932 for the six months ended June 30, 2023. Our Cash went from $0 to $378 and we had a deferred tax asset which accounts for the differences.

Liabilities

For the six months ended June 30, 2024, we have $4,302,794 due to related parties, compared with $4,423,269 for the six months ended June 30, 2023.

4

Liquidity and Capital Resources

for the six months ended June 30, 2024, and June 30, 2023, we had $378 and $0 cash and cash equivalents, respectively. We do not intend to generate revenues until the end of 2024. We are still reliant on funds raised from this offering to capitalize the Company.

The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. The company believes that proceeds raised in its Regulation D offering and proceeds from this Regulation A offering will be sufficient to fund its operations and implement its business plan over the next 12+ months. The Company intends to use the remaining proceeds raised through this Regulation A offering to expand the Company’s operations.

We currently have no commitments with any person for any capital expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Trends and Key Information Affecting our Performance

We currently have no sales and are still in the development phase for our products. The Company is targeting two of its electric vehicles to become available in the fourth quarter of the current year. While the Company believes it will hit this target, launch dates have been pushed back in the past. If the 2024 launch dates for these two vehicles is pushed back to the following year, then the Company does not anticipate it will have any revenue for the current year.

Item 2. Other Information

None.

5

Item 3. Financial Statements

AVVENIRE ELECTRIC VEHICLE INTERNATIONAL CORP.

Financial Statements for the Six Month Period Ended June 30, 2024

6

Avvenire Electric Vehicle International Corp.

Balance Sheet

As at June 30, 2024

	YTD Q2 2024	YTD Q2 2023
	$	$
Non-Current Assets
Cash and cash equivalents	378	-
Deferred tax asset	38,211	-
Property and equipment	1,043,634	1,012,679
Assets under construction	3,534,919	3,527,253
Total assets	4,617,143	4,539,932

LIABILITIES

Accrued expenses	21,180	26,180
Dues to Related party	4,302,794	4,397,089
Total Liabilities	4,323,974	4,423,269

SHAREHOLDERS’ EQUITY

Common stock: par value of $0.0001 per share, 509,200,000 authorized shares 200,010,333 shares issued and outstanding	20,000	20,000
Additional paid-capital	26,000	-
Retained earnings (deficit)	247,169	96,663
Total shareholders’ equity	293,168	116,663

Total liabilities and shareholders equity	4,617,142	4,539,932

The accompanying notes form an integral part of this financial statement.

F-1

Avvenire Electric Vehicle International Corp.

Statement of Income

For the period January 01.2024 to June 30.2024

	YTD Q2 2024	YTD Q2 2023
	$	$
REVENUE
Sales revenue	-	-
Total revenue	-	-

Cost of goods sold	-	-
Total cost of goods sold	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES
Advertising and promotion	-	8,000
Bank service charges	333	119
Legal and professional fees	68,464	30,020
Licenses, permits amd local tax	2,702	5,465
Office supplies	664	-
Organizational costs	29,305	5,000
Total operating expenses	101,467	48,604

Earnings before interest, taxes, depreciation and amortization	(101,467)	(48,604)

Deferred tax benefit	-	-

OTHER (EXPENSE)
Depreciation expense	(1,954)	(1,654)
Loss on exchange	-	-
Total other (expense)	(1,954)	(1,654)

Net income (loss)	(103,421)	(50,258)

The accompanying notes form an integral part of this financial statement.

F-2

Avvenire Electric Vehicle International Corp.

Statement of Changes in Shareholders’ Equity

For the period January 01.2024 to June 30.2024

For the year ended 12.31.2023	Common Stock	Additional Paid-in Capital	Retained earnings (Deficit)	Total
	$	$		$
Shareholders’ equity 12.31.22	20,000	-	(46,405)	(26,405)
Issuance of new shares	1	21,499	-	21,500
Net income (loss) for the year ended Dec 31,2023			(97,343)	(97,343)
Shareholders’ Equity at 12.31.2023	20,001	21,499	(143,748)	(102,248)
Issuance of new shares		4,501		4,501
Net income (loss) for the year ended			(103,421)	(103,421)
Shareholders’ Equity at 06.30.2024	20,001	26,000	(247,169)	(201,168)

The accompanying notes form an integral part of this financial statement.

F-3

Avvenire Electric Vehicle International Corp.

Statement of Cash Flows

For the period January 01.2024 to June 30.2024

	YTD Q2 2024	YTD Q2 2023
	$	$
Cash Flow from Operating Activities
Net profit/(loss)	(103,421)	(50,258)

Adjustments to reconcile Change in net assets to net cash provided by operating activities:
Depreciation expense	1,954	1,654
Decrease (increase) in deferred assets	-	-
Increase (decrease) in accrued expenses	-	5,000
Increase (decrease) in due to related parties	101,531	41,774
Net cash provided (used) by Operating activities	103,485	48,428

Cash flows from investing activities
Decrease (increase) in property, plant and equipment	-	-
Decrease (increase) in assets under construction	-	1,738
Net cash provided (used) by Investing activities	-	1,738

Cash flows from financing activities
Capital contributions	-	-
Increase (decrease) in due to related parties		-
Net cash provided (used) by Financing activities	-	-

Net increase (decrease) in cash	64	(92)

Cash and cash equivalents at the beginning of the period	313.52	92

Cash and cash equivalents at the year end	378	0

Supplementary cash flow information

Cash paid for interest	-	-

The accompanying notes form an integral part of this financial statement.

F-4

Avvenire Electric Vehicle International Corp.

Notes to Financial Statements

For the period January 01.2024 to June 30.2024

1. Incorporation and Principal Activity

Avvenire Electric Vehicle International Corp. (The Company) is a newly formed corporation organized in the State of Nevada on September 15, 2022. The Company was founded to sell Light Electric Vehicles (LEV) such as mobility scooters, regular scooters, e-bikes, e-toys etc. which are developed through its R&D division.

2 Statement of Accounting policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”).

(b) Use of Estimates

In the application of the Company’s accounting policies, which are described in Note 2, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation and uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the financial statements:

i) Useful lives of Property, plant and equipment

Management reviews the estimated useful lives of property, plant and equipment at the end of each year to determine whether the useful lives should remain the same.

ii) Impairment of financial assets

Management makes judgement at the end of each reporting period to determine whether financial assets are impaired. Financial assets are impaired when the carrying value is greater that the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the future cash flows.

F-5

Avvenire Electric Vehicle International Corp.

Notes to Financial Statements

For the period January 01.2024 to June 30.2024

(c) Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has no current business activity with losses of $46,405 for the inception-to-date period ended December 31, 2022. The Company’s ability to continue as a going concern is dependent on continued support from a related party. This gives rise to substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance of these fianancial statements.

(d) Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated deprecation and any accumulated impairment losses. Depreciation is charged so as to allocate the cost of assets less their residual values over their estimated useful lives, using the straight line method.

Computer equipment	3 years
Molds	5 years

Assets are reviewed for impairment whenever there is objective evidence to indicate that the carrying amount of an asset is greater than its estimated recoverable amount. The excess of the carrying amount above the recoverable amount is written off to the statement of income.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the statement of income.

(e) Income Taxes

In accordance with ASC 270, Interim Reporting, and ASC 740, Income Taxes, the Company is required at the end of each interim period to determine the best estimate of its annual effective tax rate and then apply that rate in providing for income taxes on a current year-to-date (interim period) basis. For the inception to date period ended December 31, 2022 , the Company recorded no tax expense or benefit due to the expected current year loss. The Company has not recorded its net deferred tax asset as of September 30, 2022 because it maintains a full valuation allowance against all deferred tax assets as management has determined that it is not more likely than not that the Company will realize these future tax benefits.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

F-6

Avvenire Electric Vehicle International Corp.

Notes to Financial Statements

For the period January 01.2024 to June 30.2024

2 Summary of significant accounting policies-cont’d

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the assets realized based on tax rates (tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax is charged or credited to profit and loss, except when it relates to items charged or credited to the statement of operations, in which case the deferred tax is also dealt with in the statement of operations.

(f) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash depsoits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of June 30, 2024 the Company did not have any balances in excess of the federally insured limits.

(g) Financial liabilities

The Company’s financial liabilities are classified as either long or current financial liabilities.

(h) Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments. These are readily convertible to known amounts of cash, with maturity dates of three (3) months or less.

(i) Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or where appropriate, a shorter period.

The Company derecognizes financial liabilities when its obligations are discharged, cancelled or expired.

F-7

Avvenire Electric Vehicle International Corp.

Notes to Financial Statements

For the period January 01.2024 to June 30.2024

(j) Impairment of long-lived assets

At each reporting date, the company reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. If recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognized immediately in the profit and loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

(k) Fair Value Measurements

The company’s financial instruments consist of cash. The carrying amounts of such financial instruments approximate their respective estimated fair value.

The estimated fair value is not necessarily indicative of the amounts the Company would realize in a current market exchange or from future earnings or cash flows.

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820-10, Fair Value Measurements and Disclosures, which defines fair value, and establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

The three-level hierarchy for fair value measurements is defined as follows:

● Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

● Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active; and

● Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying amounts reported in the accompanying financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

F-8

Avvenire Electric Vehicle International Corp.

Notes to Financial Statements

For the period January 01.2024 to June 30.2024

(l) Warrant Liability

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. Warrants that the Company may be required to redeem through payment of cash or other assets outside its control are classified as liabilities pursuant to ASC 480 and are initially and subsequently measured at their estimated fair values. As of December 31, 2022 the Company’s warrants were not considered liabilities.

(m) Recent Accounting Pronouncements

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Start-ups Act of 2012, (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Accounting Pronouncements Not Yet Adopted

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company’s financial statements properly reflect the change.

In August 2020, the FASB issued ASU 2020-06 “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity” (“ASU 2020-06”). The intention of ASU 2020-06 is to address the complexities in accounting for certain financial instruments with a debt and equity component. Under ASU 2020-06, the number of accounting models for convertible notes will be reduced and entities that issue convertible debt will be required to use the if- converted method for the computation of diluted “Earnings per share” under ASC 260. ASC 2020-06 is effective for fiscal years beginning after December 15, 2021 and may be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. We are currently assessing the impact this guidance will have on our financial statements.

F-9

Avvenire Electric Vehicle International Corp.

Notes to Financial Statements

For the period January 01.2024 to June 30.2024

Accounting Pronouncements Not Yet Adopted (cont’d)

In May 2021, the FASB issued ASU 2021-04 - Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). ASU 2021-04 clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. Modifications and exchanges should be treated as an exchange of the original instrument for a new instrument. The amendment requires entities to measure the effect as the difference between the fair value of the modified or exchanged written call option and the fair value of that written call option immediately before it is modified or exchanged if the modification or the exchange that is a part of or directly related to a modification or an exchange of an existing debt instrument or line-of-credit or revolving-debt arrangements.

For all other modifications or exchanges, the effect should be measured as the excess, if any, of the fair value of the modified or exchanged written call option over the fair value of that written call option immediately before it is modified or exchanged for all other modifications or exchanges. The amendments require entities to recognize the effect on the basis of the substance of the transaction, in the same manner as if cash had been paid as consideration. The amendments also require entities to recognize the effect in accordance with the guidance in Topic 718, Compensation - Stock Compensation. ASU No. 2021-04 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. ASU 2021-04 will be adopted on October 1, 2022 and will not have a material impact to these financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses.” The standard, including subsequently issued amendments, requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, and requires the modified retrospective approach. Early adoption is permitted. Based on the composition of the Company’s trade receivables and other financial assets, current market conditions, and historical credit loss activity, the Company is currently in the process of evaluating the impact of this guidance on our financial statements.

F-10

AVVENIRE ELECTRIC VEHICLE INTERNATIONAL CORP.

Notes to Financial Statements

For the inception-to-date period ended December 31, 2022

Accounting Pronouncements Not Yet Adopted (cont’d)

In October 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The guidance is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company is currently in the process of evaluating the impact of this guidance on our financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

3 Common Stock and Warrants

The Company is authorized under its Articles of Incorporation to issue 509,200,000 shares with a par value of $0.0001 per share.

For the year ended December 31, 2022 the Company issued 200,000,000 shares of common stock as follows:

i) 100,000,000 shares were issued to founder valued at $10,000 in exchange for cash.

ii) 50,000,000 shares were issued to founder valued at $5,000 in exchange for cash.

iii) 30,000,000 shares were issued to founder valued at $3,000 in exchange for cash.

iv) 20,000,000 shares were issued to founder valued at $2,000 in exchange for cash.

Fully paid common shares carry’s one vote per share and a right to dividends. Attached to each common share is a warrant to purchase one common share. (see note below)

F-11

AVVENIRE ELECTRIC VEHICLE INTERNATIONAL CORP.

Notes to Financial Statements

For the inception-to-date period ended December 31, 2022

Common Stock and Warrants (cont’d)

Warrants

For the inception-to-date period ended December 31, 2022, the Company issued approximately 200,000,000 common stock warrants at an exercise price of $0.0001 per share. All of the warrants issued in 2022 were issued in connection with sales of common stock. The warrants have a term of five years as follows:

i)	On September 15, 2022 the Company issued 100,000,000 warrants to investor to purchase an aggregate of 100,000,000 shares of common stock. The warrants are exercisable at any time at a price equal to $0.0001 until October 01, 2027.

ii)	On September 15, 2022 the Company issued 50,000,000 warrants to investor to purchase an aggregate of 50,000,000 shares of common stock. The warrants are exercisable at any time at a price equal to $0.0001 (subject to adjustment) until October 01, 2027.

iii)	On September 15, 2022 the Company issued 30,000,000 warrants to investor to purchase an aggregate of 30,000,000 shares of common stock. The warrants are exercisable at any time at a price equal to $0.0001 (subject to adjustment) until October 01, 2027.

iv)	On September 15, 2022 the Company issued 20,000,000 warrants to investor to purchase an aggregate of 20,000,000 shares of common stock. The warrants are exercisable at any time at a price equal to $0.0001 (subject to adjustment) until October 01, 2027.

4 Related party

Avvenire Electric Vehicle International Corp. acquired assets from Avvenire Electric Vehicle Corp. for the payable of $4,541,584 “The Purchase and Sale Agreement” on September 22, 2022. This amount is included in related party and is to be paid on or before December 15, 2023. There is no interest charged on the outstanding amount.

Also included in related party is the amount owed to Aldo Baiocchi, a related party for amounts received as financing. There is no fixed period for repayment and no interest is charged on the outstanding balance.

$

Avvenire Electric Vehicle Corp.	4,541,584
Aldo Baiocchi	5,225
4,546,809

5 Accrued Expenses

Accrued expenses as at December 31, 2022 consist of accrued legal fees.

F-12

AVVENIRE ELECTRIC VEHICLE INTERNATIONAL CORP.

Notes to Financial Statements

For the inception-to-date period ended December 31, 2022

6 Asset Acquisition

On September 22, 2022, the Company entered into an Asset Purchase Agreement with Avvenire Electric Vehicle Corp. to acquire molds at cost, computer equipment and electric vehicle (EV) product line. This includes molds, molds under construction, and equipment related to five principal products: Terra (ebike), Foras (enclosed ebike), Tectus (Mobility Scooter), Aspero (eATV), Spiritus (EV), Skyrider (Hovercraft).

The puchase price allocations as at September 22, 2022 is as follows:

$
Total Consideration payable in cash	4,541,584
Description
Equipment (a)	756,611
Molds (b)	256,066
Molds under construction ( c)	3,528,907
4,541,584

a) Equipment

Certain computer equipment was acquired for research and development purposes only.

b) Molds

The company acquired molds related to the Avvenire product series. Molds are summarized into two categories.

(i) Molds that have been completed.

Molds Summary

Aspero (covered e-atv)	256,066

(ii) Molds (under construction).

These models require additional capital investment and development before they are completed.

Molds (under construction) Summary
Spiritus (e-passenger car)	1,178,560
Skyrider (flying vehicle)	509,028
Foras (covered 3 -wheel e-bike)	617,662
Terra (e-bike)	513,155
Tectus (covered mobility scooter)	710,502
Total	3,528,907

7 Operational Costs

$

Legal Fees - business formation, advisory	45,680
Business Taxes, Fees & License	725
46,405

F-13

Item 4. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avvenire Electric Vehicle International Corp.

September 12, 2024	By:	/s/ Aldo Baiocchi
	Name:	Aldo Baiocchi
	Title:	Chief Executive Officer
(Principal Executive Officer)
Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Aldo Baiocchi	Chief Executive Officer, President, Chief Financial Officer, Secretary, and Director	September 12, 2024
Aldo Baiocchi

7